SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer’s ID (CNPJ/MF)# 00.108.786/0001-65
Corporate Registry ID (NIRE)#35.300.177.240
Publicly-held company
Rua Verbo Divino nº 1356 - 1º andar, São Paulo-SP

Notice to the Market

Net Serviços de Comunicação S.A. (“Company”), a publicly-held company, headquartered in the city and State of São Paulo, located at Rua Verbo Divino, 1356 - 1º andar, Chácara Santo Antônio, with the corporate taxpayer’s ID (CNPJ/MF) #00.108.786/0001 -65, publicly announces the following notice to the market:

One subject that has raised many doubts among investors and analysts is the new regulation for the pay TV sector in Brazil and its potential impact on the Company’s results. Among other measures, the new rules prohibit charging for additional outlets.

Despite the fact that this prohibition is unique within industry practices throughout the world, NET has adopted a conciliatory position in regard to the new regulation. The Company believes it can add value to its current offering in order to offset the eventual loss of this revenue, demonstrating commitment to its creditors and shareholders, who have invested their resources and trust in its business plan, as well as underlining its respect for its clients.

In its contribution to ANATEL’s public hearings, which received a total of 638 contributions from various sections of society, NET requested a transitional period before banning the fee. If ANATEL agrees, NET will use the intervening period to adjust its operations to fully comply with the new regulation, at the same time creating new packages including the additional outlet and encouraging current subscribers to migrate to these new products.

However, certain market agents have voiced their belief that NET will not be able to maintain its revenue and profitability at very close to current levels, thereby generating excessive share price volatility. The Company would like to make it clear that the personnel charged with finding a solution have undertaken a series of studies and simulations and they are fully confident that NET can minimize the revenue impact of an eventual prohibition of the additional outlet fee. As soon as the final wording of the regulation in question is published, NET will announce its measures for maintaining the value attributed to its business.

São Paulo, September 17, 2008.

João Adalberto Elek Júnior
Chief Financial Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.